

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

June 1, 2009

John D. Buchanan
Senior Vice President,
General Counsel and Corporate Secretary
Regions Financial Corporation
1900 Fifth Avenue North
Birmingham, AL 35203

> **Re:** **Regions Financial Corporation**
> **Registration Statement on Form S-4**
> **Filed May 20, 2009**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 22, 2009**
> **and Documents Incorporated by Reference**
> **File No. 333-159353**

Dear Mr. Buchanan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4 filed May 20, 2009

Cover Page of Registration Statement

1. You state in footnote 1 to the fee table that an indeterminate number of additional shares of common stock in an amount equal to 20% of the number of shares that

the company sells in a planned common stock offering are also registered hereby. Please explain to which common stock offering you refer and the basis for registering the indeterminate number of additional shares on this registration statement.

Form S-4/A filed May 22, 2009

General

2.   We note that you intend to determine the final exchange ratio at expiration of the offer. Please provide your analysis as to how use of this pricing mechanism does not result in the need to extend the offer for 10 business days pursuant to Rule 14e-1(b). In addition, please advise us why use of this pricing mechanism is consistent with paragraph 16 to Schedule A.

3.   Rule 411(a) of Regulation C under the Securities Act allows qualification of information inside the prospectus by reference to information outside the prospectus only to the extent that the form explicitly permits it or where the form requires a summary of the document. However, in certain instances in the prospectus, information is incorporated and/or qualified by reference to information outside the prospectus. We note, for example, the first paragraph on page 41 and the first paragraph on page 46. Please revise where appropriate. Please also revise to confirm that all material provisions of any document incorporated and/or qualified by reference are discussed in the prospectus.

4.   Please update, as applicable, your disclosures, pro forma information and capitalization table to appropriately reflect the final transaction and amounts related to the completion of your Common Stock and Mandatory Convertible Preferred Stock offerings on May 27, 2009.

Prospectus Cover Page

5.   We note that the market value of the Common Stock issued in exchange for each $1,000 liquidation amount of Trust Preferred Securities accepted for exchange may be less than, equal to or greater than $700. Please revise here, and throughout the document, to reflect this fact.

6.   Please define "Average VWAP" on the cover page of the prospectus, or refer to the definition provided elsewhere in the document.

Questions and Answers about the Exchange Offer, page 3

7.   We note your use of the measure "Tier 1 Common" in your disclosure on page 3, as well as in various other locations in this filing and in your Form 8-K filed on May 20, 2009. We also note your use of the ratio "Tangible common

stockholders' equity to tangible assets" on page 21. Both "Tier 1 Common" and "Tangible common stockholders' equity" appear to be non-GAAP measures as they are not required by GAAP, Commission Rules, or banking regulatory requirements. Therefore, please revise to provide the disclosures required by Item 10(e) of Regulation S-K for each measure as applicable.

Will all Trust Preferred Securities that I tender be accepted …?, page 4

8. You state that securities not accepted for exchange will be returned promptly after the final proration factor is determined. Rule 14e-1(c) requires that you return the securities "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Summary, page 7

9. Please revise the preamble to state that it highlights "material" information, not "selected," from the document.

Holders of Trust Preferred Securities that participate in the Exchange Offer …, page 14

10. Please revise to clarify, if true, that the company must accept for exchange the tender of a holder's Trust Preferred Securities in order for the holder to lose the right to future distributions.

Recent Developments, page 19

11. We note the disclosure that the remaining capital required by SCAP is expected to be achieved through a combination of actions. Please tell us, with a view towards revised disclosure, the current status of these potential actions.

Unaudited Pro Forma Financial Information, page 22

12. We note your Common Stock and Mandatory Convertible Preferred Stock offerings were completed on May 27, 2009. Please revise your pro forma balance sheet, pro forma statements of operations and capitalization table to more clearly disclose the impact of these offerings. For example, consider including an additional column that presents a subtotal of the three columns representing your actual historical financial information, the effects from the Common Stock offering and the effects from the Mandatory Convertible Preferred Stock offering, prior to presenting the column showing the "Exchange Offer Adjustments."

13. We note you removed the Low Participation Scenario from your pro forma information in this amendment. We also note your disclosure that "no assurance can be given that the level of participation in the Exchange Offer will result in the issuance of the maximum amount of shares." As the amount of shares ultimately

exchanged appears highly variable, please tell us why you believed it was appropriate to remove the Low Participation Scenario.

14.   Please revise to present your adjustments on a gross basis in each column. Alternatively, revise your footnote disclosures to provide a more detailed explanation of the components of each adjustment, including the specific issuance cost amounts.

15.   Please revise footnote 7 to your pro forma balance sheet to explain in more detail how you calculated the preferred stock adjustment. Disclose the specific terms you assumed when calculating the adjustment (i.e. number of shares issued, share price, etc.).

16.   We note your disclosure on page 24 that earnings are not affected on a pro forma basis by the Common Stock offering. We also note, according to your pro forma balance sheet that you intend to invest the proceeds from that offering, as well as proceeds from the Mandatory Convertible Preferred Stock offering in interest-bearing deposits in other banks. Please explain why you have not made related adjustments to net interest income on your pro forma statements of operations for interest earned on these deposits.

17.   Please revise footnote 1 to your pro forma income statement to disclose the interest rate used when determining the reduction in interest expense recognized related to the Trust Preferred Securities issuance and explain how that interest rate was determined (i.e. contractual rate, etc.).

Offer Consideration, page 28

18.   We note that, at any time during the exchange offer, security holders may contact the information agent to obtain indicative exchange ratios. Please confirm that daily indicative calculated per share values will also be made available on the information agent's website and from the information agent at its toll-free number.

Proration, page 29

19.   Please tell us, with a view towards revised disclosure, which NYSE rules affected the company's decision to limit the number of shares of common stock to be issued to 110,000,000.

Expiration Date; Extension; Termination; Amendment, page 30

20.   You reserve the right to "delay acceptance for exchange of the Trust Preferred Securities tendered in the Exchange Offer." Clarify in what circumstances you

will delay acceptance. For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Acceptance of Trust Preferred Securities for Purchase …, page 34

21.   You state that you reserve the right to transfer or assign the right to exchange securities in this offer. Please confirm your understanding that any entity to which you assign the right to purchase securities in this offer must be included as a bidder in this offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

Market Price of and Distributions on the Trust Preferred Securities, page 40

22.   You provide high and low closing sales prices for the trust preferred securities, as reported on Bloomberg. Please disclose whether there is an established public trading market for these securities. If the sales prices as disclosed represent limited or sporadic transactions, please so state. See, e.g., Item 201(a)(1) of Regulation S-K.

Material U.S. Federal Income Tax Consequences, page 48

23.   Please revise this section to indicate that it represents an opinion of counsel, which has been filed with the registration statement.

24.   You state in the second paragraph on page 48 that this section is based on the assumed treatment of the Trust as a grantor trust and on the treatment of the debt securities held by the related trust as the company's indebtedness for federal income tax purposes. It is inappropriate to assume legal conclusions that underlie counsel's opinion. Please revise accordingly.

Exhibit 5.1

25.   Counsel may not limit the legality opinion to only statutory law. Please arrange for counsel to clarify that the opinion is based on statutory law as well as all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

26.   Counsel conditions its opinion on the terms of the sale of the securities having been duly established in conformity with the company's restated certificate of incorporation. Please explain what is contemplated by this condition.

Exhibit 8.1

27.   The short-form tax opinion must adopt the discussion in the prospectus under the caption "Material U.S. Federal Income Tax Consequences" as the opinion of

counsel. Please revise the opinion filed with the registration statement as well as the opinions filed with the Form 8-K filed May 27, 2009. We note the representation that Sullivan & Cromwell LLP is of the opinion that the statements set forth under the aforementioned caption "constitute an accurate summary of the matters set forth therein in all material respects."

Form 10-K for Fiscal Year Ended December 31, 2008

Item 13. Certain Relationships and Related Transactions, and Director Independence

Other Transactions, page 20 of Definitive Proxy Statement on Schedule 14A

28.   We note the disclosure on page 20 that loans to related persons were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4.c. to Item 404(a) of Regulation S-K.

Form 10-Q/A for the Quarter Ended March 31, 2009

29.   Please tell the staff why Section 906 certifications were not furnished with the amended Form 10-Q filed on May 13, 2009.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-2572 or Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or Justin Dobbie, Attorney-Adviser, at (202) 551-3469 with any other questions.

Sincerely,

Todd K. Schiffman
Assistant Director

cc: By fax (212) 558-3588
        Alan Sinsheimer
        Andrew Soussloff
        Sullivan & Cromwell LLP